As filed with the Securities and Exchange Commission on September 28, 2009

File No. 813-00374

813-00374-01

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF 1940

WINCO Investment Partnership 2008 L.P.

and

Winstead PC

5400 Renaissance Tower

1201 Elm Street

Dallas, Texas 75270-2199

Communications, Notice and Order to:

Winstead PC

5400 Renaissance Tower

1201 Elm Street

Dallas, Texas 75270-2199

214-745-5400

Attention: Chief Operating Officer

and

Winstead PC

24 Waterway Avenue, Suite 500

The Woodlands, Texas 77380

281-681-5900

Attention: R. Clyde Parker, Jr.

This Application (including Exhibits) consists of 27 pages.

UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION

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In the Matter of:	*
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WINCO INVESTMENT PARTNERSHIP 2008 L.P. and WINSTEAD PC	* * * * * *	AMENDMENT NO. 1 TO APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTIONS 6(B) AND 6(E) OF THE INVESTMENT COMPANY ACT OF 1940
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5400 Renaissance Tower	*
1201 Elm Street	*
Dallas, Texas 75270-2199	*
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File No. 813-00374 813-00374-01	*
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SUMMARY OF APPLICATION

The Applicants (defined below) hereby amend the application originally filed with the Securities and Exchange Commission (“Commission”) on September 24, 2008, requesting an order of the Commission pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting each Applicant from all provisions of the 1940 Act except Section 9, Sections 36 through 53 and the rules and regulations issued thereunder (the “Rules and Regulations”). With respect to Sections 17 and 30 of the 1940 Act, and the rules and regulations thereunder (included in the term Rules and Regulations), and Rule 38a-1 under the 1940 Act, the exemption is limited as set forth in the application. The order would exempt the Applicants from most of the provisions of the 1940 Act and the Rules and Regulations and would permit the Applicants to participate in certain affiliated and joint transactions incident to the creation and operation of employees’ securities companies within the meaning of Section 2(a)(13) of the 1940 Act.

THE APPLICANTS

The “Applicants” include the following: WINCO Investment Partnership 2008 L.P., a duly-formed Texas limited partnership (the “Investment Fund”); all subsequent pooled investment vehicles identical in all material respects (other than investment objectives and strategies) that may be offered in the future to the same class of investors as those investing in the Investment Fund (the “Subsequent Funds”) (together, the Investment Fund and the Subsequent Funds are referred to herein as the “Funds”); and Winstead PC, a law firm organized as a Texas professional corporation (together with any entity that results from a reorganization of such firm into a different type of business organization or into an entity organized under the laws of another jurisdiction, the “Firm”). The Firm and its affiliates, if any, as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are referred to in this application collectively as the “Winstead Group” and individually as a “Winstead Entity.”

THE FUNDS

General

The Investment Fund is a Texas limited partnership established pursuant to a limited partnership agreement as described herein (the “Investment Fund Agreement”).

The Applicants anticipate that each Subsequent Fund, if any, will also be structured as a limited partnership, although a Subsequent Fund could be structured as a domestic or offshore general partnership, limited liability company, corporation, trust or other business organization formed as an employees’ securities company within the meaning of section 2(a)(13) of the 1940 Act. The organizational documents for any Subsequent Funds will be substantially similar in all material respects to the Investment Fund Agreement other than the provisions relating to investment objectives or strategies of a Subsequent Fund and for any operational differences related to the form of organization of a Subsequent Fund. The Investment Fund Agreement and each organizational document for any Subsequent Funds are referred to in the application collectively as the “Fund Agreements” and individually as a “Fund Agreement.”

The Investment Fund’s general partner (the “Manager”) will manage the Investment Fund, and the Manager may delegate certain functions to one or more investment or other committees comprised of Equity Shareholders and/or other employees of the Winstead Group. As a professional corporation, the Firm’s equity owners are shareholders (the “Equity Shareholders”). Most Equity Shareholders are “accredited investors” as defined in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”).1

The Funds will operate as non-diversified, closed-end, management investment companies within the meaning of the 1940 Act. The Manager or any person involved in the operation of the Funds will register as an investment adviser if required under the Investment Advisers Act of 1940, or the rules under that Act. The Manager will observe the standards prescribed in Sections 9, 36 and 37 of the 1940 Act.

Eligible Investors

Each Fund will offer interests (“Interests”) therein solely to Eligible Investors. “Eligible Investors” consists of:

(a) the Winstead Group;

(b) persons who are, at the time of investment, current or former Equity Shareholders of the Firm and employees of the Winstead Group (“Eligible Employees”);

(c) trusts or other entities the sole beneficiaries of which are Eligible Employees or their Immediate Family Members, or the settlors and the trustees of which consist of Eligible Employees or Eligible Employees together with Immediate Family Members (“Qualified Investment Vehicles”). “Immediate Family Members” include any parent, child, spouse of a child, spouse, brother or sister, and includes any step and adoptive relationships. A Qualified Investment Vehicle must be either (i) an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act (“Regulation D”) or (ii) an entity for which an Eligible Employee is a settlor and principal investment decision-maker and which is counted toward the 35 non-accredited Fund Investors;2 and

(d) partnerships, corporations or other entities all of the voting power of which is controlled by Eligible Employees.

Each Eligible Employee (as defined in clause (b) above) must satisfy one of the following two conditions:

(1) he or she is an “accredited investor” meeting the net worth requirements set forth in Rule 501(a)(5), or the income requirements set forth in Rule 501(a)(6), of Regulation D; or

(2) he or she is one of a maximum of 35 Equity Shareholders who meet the sophistication requirements set forth in Rule 506(b)(2)(ii) of Regulation D under the Securities Act. Any person who qualifies as an Eligible Employee pursuant to this category (2) will be permitted to invest in the Fund only if such person:

(A) (i) has a graduate degree, (ii) has had a minimum of 3 years business and/or professional experience, and (iii) has had compensation of at least $150,000 in the preceding 12 month period, and has a reasonable expectation of compensation of at least $150,000 in each of the two immediately succeeding 12 month periods; or

(B) is a “knowledgeable employee,” as defined in Rule 3c-5 under the 1940 Act, of the Fund (with the Fund treated as though it were a “Covered Company” for purposes of the Rule).

In addition, any person who qualifies as an Eligible Employee pursuant to this category (2), and is described in clause (A) above, will not be permitted to invest in any calendar or fiscal year (as determined by the Firm) more than 10% of his or her income from all sources for the immediately preceding calendar or fiscal year in one or more Funds.

[1]

In rare cases, an Equity Shareholder may not be an accredited investor because, for example, the Equity Shareholder may have been a government official prior to becoming an Equity Shareholder of the Firm and might not meet the income or net worth tests in Regulation D. Also, for example, an Equity Shareholder may have been an associate of the Firm during the two years prior to becoming an Equity Shareholder and might not meet the income or net worth tests in Regulation D.

[2]

If a Qualified Investment Vehicle is an entity other than a trust, (a) the reference to “settlor” shall be construed to mean a person who created the vehicle, alone or together with others, and also contributed funds or other assets to the vehicle, and (b) the reference to “trustee” shall be construed to mean a person who performs functions similar to those of a trustee.

Prior to offering Interests in a Fund to an individual, the Manager must reasonably believe that the individual is a sophisticated investor capable of understanding and evaluating the risks of participating in the Fund without the benefit of regulatory safeguards.

Interests will be offered and sold without registration under the Securities Act pursuant to and subject to the limitations of Section 4(2) of the Securities Act or Regulation D under the Securities Act.

The Manager may impose more restrictive suitability standards in its sole discretion. An individual may make additional capital contributions to a Fund only if he or she meets the criteria for an Eligible Investor contained herein at the time such additional capital contributions are made.

All of the present Equity Shareholders and certain other attorney and non-attorney employees of the Firm currently qualify as Eligible Investors. Applicants believe that such Eligible Investors will have sufficient knowledge, educational training, sophistication and experience in legal and business matters to be capable of evaluating the risks of an investment in a Fund. Many of the Eligible Investors have significant exposure directly or indirectly in matters of investment banking, financial services, securities or investment businesses, and in the administrative, financial, legal or operational activities related thereto. Many Eligible Investors also have had substantial experience acting as legal counsel to one or more of the businesses in which a Fund will invest. In order to invest in Interests, Eligible Investors must meet the criteria set forth in the preceding paragraph.

Eligible Investors are therefore capable of evaluating the merits and risk of an investment in the Fund and are able to bear the economic risk of such investment and to afford a complete loss of such investment. As a result, each Eligible Investor will be able to make the investment decision to purchase Interests of a Fund on his or her own. Eligible Investors will not need the protection of the regulatory safeguards intended to protect the public. As previously discussed, Interests will be offered and sold by the Funds in reliance upon the exemption from registration under the Securities Act contained in Section 4(2) or Regulation D. No fee of any kind will be charged in connection with the sale of Interests of the Funds. Participation in any Fund will be voluntary.

Fund Purpose and Organization

The Investment Fund has been, and each Subsequent Fund will be, established to enable the Eligible Investors to participate in certain investment opportunities that come to the attention of the Winstead Group. Such opportunities may include common stock, preferred stock, debt securities, warrants, options, investments in separate accounts with registered or unregistered investment advisers, and investments in other pooled investment vehicles such as registered investment companies, investment companies exempt from registration under the 1940 Act, commodity pools, real estate investment funds, venture capital funds and other securities investments. No Fund will acquire any security issued by a registered investment company if immediately after the acquisition the Fund would own more than 3% of the outstanding voting stock of the registered investment company. The Firm may require a Fund to reimburse it for direct costs of disbursements and expenses that it incurs on behalf of such Fund.

Most of a Fund’s investment opportunities will involve parties for which the Firm was, is or will be acting as legal counsel or will involve transactions in which the Firm was, is or will be acting as investors’ counsel.

Participation as investors in the Funds will allow the Eligible Investors to diversify their investments and to have the opportunity to participate in investments that might not otherwise be available to them or that might be beyond their individual means. The term “Fund Investors” is used herein to refer to Eligible Investors who invest in the Funds by acquiring Interests therein. Allocation of equity accepted in lieu of fees to investors in the Fund also serves as additional compensation for Equity Shareholders and other employees.

The Investment Fund’s investment strategy will be to invest in particular investment opportunities (including a group of related opportunities) which have been selected by the Manager at the direction of the Investment Committee (defined below) on a case-by-case basis. Each such investment opportunity will be allocated among the Fund Investors according to their respective relative projected compensation to be paid by the Firm for the calendar year in which such investment is made as set forth in the Fund Agreement, or in such other manner as may be determined by the Manager. No Eligible Investor will be required to participate in the Investment Fund. The Investment Fund will maintain a separate class of capital accounts for each Fund Investor who was a Fund Investor at the time a particular investment was made. The Applicants expect that the number of Fund Investors who elect to invest, directly or indirectly, in any particular Fund may exceed 100. The investment strategy as it relates to Eligible Investors and investments of Subsequent Funds is expected to be substantially similar to those described herein for the Investment Fund.

The executive officers and directors, if any, of the Manager and an Advisory Board composed of, among others, the members of the Firm’s Executive Committee, its Department Heads and other designated shareholders of the Firm (the “Investment Committee”) who are collectively responsible for identifying and making investments will be Eligible Investors who are Equity Shareholders of the Firm. The executive officers of the Manager and the Investment Committee will screen investment opportunities that come to their attention through the Firm and will determine which investments the Investment Fund will make. Interests in each investment will be allocated pro rata to the capital sub-accounts relating to a particular investment for each Fund Investor at the time such investment is made. The management of Subsequent Funds and the Investment Committee are expected to be substantially similar as described herein for the Investment Fund except for possible operational differences related to the form of organization.

The Firm presently anticipates establishing Subsequent Funds on an annual basis. It is anticipated that each Fund will invest in opportunities that arise during a particular calendar year or other period, so the formation of such Subsequent Funds should not result in competition among Funds. As used herein, the terms “Fund Investors,” “investment” and “Manager” include limited partners, investors, investments and any managers or general partners or other governing body of Subsequent Funds. Any Subsequent Fund should be substantially similar in form and operation to the Investment Fund.

Fund Operations

It is currently contemplated that new Subsequent Funds will be formed each year and that after a Subsequent Fund is formed, only interests in the latest Subsequent Fund will be issued, and only the latest Subsequent Fund will make any new investments. Each then current Equity Shareholder of the Firm will be allowed to elect to participate in each Subsequent Fund as a Fund Investor and will be allocated an interest in each investment by such Subsequent Fund in an amount equal to a specified percentage of his or her projected annual compensation from the Firm at the time such investment is made or in such other manner as may be determined by the Manager. An Equity Shareholder may participate in a Subsequent Fund only if he or she is an Eligible Investor at the time the Subsequent Fund is offered. It is currently anticipated that each new Subsequent Fund will participate in investments made available to the Firm over the next annual or other period following its creation until the next subsequent Fund is created. Each Equity Shareholder who elects to participate in a Fund will receive its respective allocation of any investment as a compensatory transfer from the Firm.

Distributions. Distributions, if any, received by the Funds, through payments of dividends or interest, or sale, redemption or other liquidation, will be distributed to Fund Investors in such Fund on at least an annual basis. Distributions will be reduced by the amount of expenses incurred with respect to the Fund’s investments, including the cost of exercising options, brokerage, custodial or legal expenses. Distributions payable to a Fund Investor from a Fund also may be used to offset capital commitment, loan repayment or similar obligations of that Fund Investor with respect to another Fund. Securities held by the Funds may be distributed in kind to a Fund Investor, as determined by the Manager or applicable Investment Committee, provided that any such distribution is made in compliance with federal securities laws.

Transfers, Redemptions and Withdrawals. Fund Investors will not be entitled to redeem their Interests in the Funds. A Fund Investor will be permitted to transfer his or her Interests only with the express consent of the Manager. Any such transfer must be to another Eligible Investor. The Manager does not anticipate giving such consent. In addition, upon a Fund Investor’s death or divorce, such Fund Investor’s estate, heirs or spouse, as applicable, will succeed to the Interest of such Fund Investor and shall possess the economic attributes of the Fund Investor’s Interest in the Fund, but shall not be admitted as a substitute Fund Investor.

The Investment Fund Agreement provides that the Manager may require a Fund Investor to withdraw from the Investment Fund if the Manager, in its sole discretion, deems such withdrawal in the best interest of the Fund. The Manager could, but is not required to, require an Eligible Employee whose employment with the Firm is terminated or an Eligible Investor whose related Eligible Employee’s employment with the Firm is terminated, voluntarily or otherwise, to withdraw from a Fund if the Manager deems such withdrawal to be in the best interests of the Fund. The Manager, however, does not intend to require a Fund Investor to withdraw. The following circumstances, without limitation, could warrant the withdrawal of a Fund Investor: if a Fund Investor ceases to be an Eligible Investor or is no longer deemed to be able to bear the economic risk of investment in a Fund; if the Fund could suffer adverse tax consequences were a particular Fund Investor to remain; or if the continued participation in the Fund by the Fund Investor would violate applicable law or regulations.

In the event of such a withdrawal, the Fund Investor will be entitled, based on the securities attributable to such Fund Investor’s Interest at the time of such withdrawal, to receive the fair value of such securities. Such fair value shall be determined at the time of a liquidating distribution to such withdrawing Fund Investor, as determined in good faith by the Manager. Such liquidating distribution shall be paid no later than the date that all Fund Investors receive their liquidating distribution with respect to either such securities or the Fund, as the case may be.

The Funds will not make in kind liquidating distributions of unmarketable securities to a withdrawing Fund Investor, except upon liquidation a Fund in which such withdrawing Fund Investor has Interests. Marketable securities held by the Funds may be distributed in kind to a withdrawing Fund Investor, as determined by the Manager or applicable Investment Committee, provided that any such liquidating distribution is made in compliance with federal securities laws, and that any securities so distributed may be freely traded by the Fund Investor immediately following such distribution in compliance with Rule 144 under the Securities Act or otherwise.

Vesting. Although it has no intention to do so, the Firm reserves the right to impose vesting provisions on a Fund Investor’s investments in a Fund. In an investment program that provides for vesting provisions, all or a portion of a Fund Investor’s Interests will be treated as “unvested,” and “vesting” will occur through the passage of a specified period of time (for example, the Fund Investor’s investment in a Fund might vest over a three year period, 1/3 for each year of employment completed by the Fund Investor with the Firm) or may be based on certain performance milestones (such as admission of non-Equity Shareholder lawyer as an Equity Shareholder of the Firm).

A Fund Investor’s Interests that are or become “vested” will not be subject to repurchase except to the extent that the Manager determine to require the withdrawal of that Fund Investor as described above. It is anticipated that the Manager rarely will require such withdrawal.

Any portion of a Fund Investor’s Interests that are “unvested” at the time of the termination of a Fund Investor’s association or employment with the Firm (or at the time of that Fund Investor’s failure to achieve the relevant performance milestone) are subject to repurchase or cancellation by the Fund. The decision to repurchase a Fund Investor’s Interests will be made on a case-by-case basis by the Manager, in its sole discretion in accordance with the guidelines described above in “Transfers, Redemptions, and Withdrawals.” It is anticipated that the Manager may in many cases require the repurchase or cancellation of such unvested Interests, although the Manager will make the decision as to whether to repurchase or cancel such unvested Interests on a case-by-case basis. In the event of such a repurchase or cancellation, the Fund Investor will receive, at a minimum, the lesser of (1) the amount actually allocated to such Fund Investor by the Fund at the time the Interests are acquired less the amount of any distributions received by that Fund Investor from the Fund and (2) the fair market value of the Interests determined at the time of repurchase or cancellation, as determined in good faith by the Manager If applicable, any vesting provisions, and the events that trigger such provisions, will be fully disclosed to Fund Investors prior to their investment in the Funds.

Valuation. The value of the Fund Investors’ capital accounts and sub-accounts will be determined at such times as the Manager deems appropriate or necessary. The Manager will only cause the assets held by the Fund to be valued when such valuation is necessary or appropriate for the administration of the Fund; valuations of a Fund Investor’s interest at other times remains the responsibility of the individual Fund Investor.

Each Fund will maintain records of all financial statements received from the issuers of the investments, and will make such records available for inspection by Fund Investors holding the investments to which such financial statements relate. Each Fund anticipates investing in a limited number of investment opportunities. An issuer of an investment opportunity in which a Fund invests may or may not be required to provide to the Fund periodic financial statements and these financial statements may or may not be required to be audited. Each Fund will keep those financial statements that it does receive for only two years to reduce the unnecessary costs associated with keeping large quantities of aged records.

The Manager will value the assets held by a Fund at the current market price (closing price) in the case of marketable securities. Investments in privately-placed investment vehicles such as venture capital funds will be valued in good faith by the Manager, which may consider in determining such a value the value provided by the manager, advisor or general partner of that investment vehicle. All other securities will be valued at fair value as determined in good faith by the Manager, whose valuation shall be conclusive for all purposes. The foregoing valuation method is applicable in each instance in which a value is assigned to Interests. The Applicants believe that such methods are consistent with customary practice with respect to valuation of these kind of assets.

Fees and Expenses. Each Fund generally will bear its own expenses. The Firm may be reimbursed by a Fund, in various forms, for reasonable and necessary out-of-pocket costs directly associated with the organization and operation of the Funds, including administrative and overhead expenses. In addition, the Firm may allocate any out-of-pocket expenses specifically attributable to the organization and the operation of that Fund. Such reimbursements may include legal fees, filing fees, registration fees, tax preparation fees, auditing fees, mailing costs, telephone charges and other similar costs. The Firm may perform legal services for entities in which a Fund invests and may be paid by such entities for such legal services and for related disbursements and charges. In no event will a Fund pay the Firm for legal services that the Firm might render to a portfolio company of that Fund. There also will be no allocation of any of the Firm’s operating expenses to a Fund.

No separate management fee will be charged to a Fund by the Manager, and no compensation will be paid by a Fund or by Fund Investors currently employed by the Winstead Group to the Manager for their services in such capacity. Also, no fee of any kind will be charged in connection with the sale of Interests of a Fund.

Fund Investments

Certain investment opportunities offered to a Fund may consist of participation in investment pools that have the objective of capital appreciation through speculative investments primarily in securities (including debt, equity or partnership interests) associated with leveraged buyouts, venture capital investments, private placements, bankrupt entities, real estate and other similar situations and may include both put and call options or warrants. In addition, certain investment opportunities offered to a Fund may involve quantitative or alternative investment strategies such as classic arbitrage, including, for example, convertible securities arbitrage. Certain investment opportunities may involve investments in foreign currency, oil and gas and other mineral interests, precious metals, the securities of foreign issuers, and individual real estate assets and equity interests in real estate.

Certain investment opportunities may permit a Fund to co-invest with a partnership or other entity in which the same Fund or a different Fund has invested (a “Co-investor Partnership”). The interests of Fund Investors participating in such a co-investment opportunity may not be held in proportion to the interests of the Fund Investors participating in the investment in such Co-investor Partnership. If a Fund co-invests with a Co-investor Partnership, the Fund will generally be required to make such co-investment on terms no more favorable to it than those applicable to the investment by the Co-investor Partnership. It is anticipated that the economic terms applicable to any such co-investment will generally be substantially the same as those applicable to the corresponding investment by the Co-investor Partnership. However, it is possible that the Co-investor Partnership may invest in a different class of securities or that the Co-investor Partnership’s investment may have more favorable non-economic terms (e.g., the right to representation on the board of directors of a portfolio company) in light of differences in legal structure, or regulatory, tax, or other considerations. Similarly, it is expected that a Fund making a co-investment generally will be given the opportunity to sell or otherwise dispose of such investment prior to or concurrently with, and on the same terms as, sales or other dispositions of the corresponding investment by the Co-investor Partnership as more fully provided below in Proposed Condition Number 4.

It is expected that the Funds will make private equity and other investments, both directly and through investments in limited partnerships and other pooled investment vehicles (including those exempt from registration under the 1940 Act in reliance on Section 3(c)(1) or Section 3(c)(7)), including investments in public companies and investments in registered investment companies. No Fund will acquire any security issued by a registered investment company if, immediately after such acquisition, such Fund would own more than 3% of the outstanding voting stock of such company.

It is anticipated that capital, if any, will be contributed to the Investment Fund (and any Subsequent Fund) only in connection with the funding of an investment or the payment of expenses incurred by a Fund with respect to such investment. Pending the payment of the full purchase price for an investment, funds contributed to a Fund (or any Subsequent Fund) not on deposit with a federally insured depository institution will be temporarily invested in: (i) United States government obligations with maturities of not longer than one year and one day; (ii) commercial paper with maturities not longer than six months and one day and having a rating assigned to such commercial paper by a nationally recognized statistical rating organization equal to one of the two highest ratings categories assigned by such organization; or (iii) any money market fund.

The formation of the Investment Fund, and any Subsequent Fund, is intended to create an opportunity for Eligible Investors to invest in ventures in which they might not have otherwise been able to invest individually and to reap returns on their investment which may be greater proportionately than returns they can obtain on individual investments. Each Fund may invest in investment opportunities offered to or by, or that come to the attention of, the Firm, including opportunities in which the Firm and/or its Equity Shareholders (including Fund Investors of the Funds) may invest for their own respective accounts. The Funds may also sell securities positions to, or buy securities positions from, the Firm or its Equity Shareholders. The Funds do not intend to act as a lender to their affiliated persons (as defined in Section 2(a)(3) of the 1940 Act: each, an “affiliated person”) except to the extent that the Funds may invest in debt securities issued by entities that might fall within the definition of affiliated person (e.g., if the Firm owns 5% of the outstanding voting securities in such entity).

Each Fund is intended to provide appreciation opportunities to its Fund Investors. Upon executing the appropriate Investment Fund Agreement signature page, an Eligible Investor will become a Fund Investor of that Fund. The net income, net gain and net loss of each investment by each Fund will be determined in accordance with the organizational documents for that Fund. Net income or net loss of each Fund will be determined and credited at least annually to the respective capital accounts of the Fund Investors in proportion to their respective projected compensation from the Firm for the calendar year or other period, as appropriate, in which the Fund acquired the investment.

Reports

Each Fund will send its Fund Investors an annual report regarding its operations. The annual report of the Investment Fund (and each Subsequent Fund with a similar investment strategy) may contain unaudited financial statements because these Funds’ assets will consist only of investments allocated to individual Fund Investors. Audited financial statements of these Funds’ aggregate assets would not provide useful information to their Fund Investors because each Fund Investor will have an interest only in those capital sub-accounts which relate to particular investments in which such Fund Investors participates, and will not have an economic interest in the holdings of a Fund on a consolidated basis. A Fund Investor’s percentage share of each sub-account may differ from one sub-account to another, such that each Fund Investor’s proportionate mix of investments is likely to differ from each other Fund Investor’s and from a Fund’s aggregate investments. The Investment Fund (and each Subsequent Fund with a similar investment strategy) will maintain a file containing any financial statements and other information received from the issuers of the investments held by such Fund, and will make such file available for inspection by its Fund Investors.

Within 90 days after the end of each fiscal year of a Fund or as soon as practicable thereafter, such Fund will transmit to each Fund Investor a report indicating his share of the income or losses of such Fund for federal income tax purposes for the fiscal year most recently ended.

APPLICABLE 1940 ACT PROVISIONS

Section 2(a)(13) of the 1940 Act defines an “employees’ securities company” as:

Any investment company or similar issuer all of the outstanding securities of which (other than short-term paper) are beneficially owned (A) by the employees or persons on retainer of a single employer or of two or more employers each of which is an affiliated company of the other, (B) by former employees of such employer or employers, (C) by members of the immediate family of such employees, persons on retainer or former employees, (D) by any two or more of the foregoing classes of persons, or (E) by such employer or employers together with any one or more of the foregoing classes of persons.

Section 6(b) of the 1940 Act provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any “employees’ securities company” from the provisions of the 1940 Act and the Rules and Regulations, if and to the extent that such exemption is consistent with the protection of investors. Section 6(b) provides that the Commission will consider, in determining the provisions of the 1940 Act from which the company should be exempt, the company’s form of organization and capital structure, the persons owning and controlling its securities, the price of the company’s securities and the amount of any sales load, how the company’s funds are invested, and the relationship between the company and the issuers of the securities in which it invests.

Section 7 of the 1940 Act generally prohibits investment companies that are not registered under Section 8 of the 1940 Act from selling or redeeming their securities. Section 6(e) of the 1940 Act provides that the Commission may determine as necessary or appropriate in the public interest or for the protection of investors that, in connection with any order exempting an investment company from Section 7 of the 1940 Act, certain provisions of the 1940 Act shall be applicable to such investment company and to other persons in their transactions and relations to such company, as though such company is an investment company.

Section 9 of the 1940 Act limits persons who can act as employees, officers, directors, members of the advisory board, investment advisers and depositors of registered investment companies and provides the Commission with certain administrative powers to enforce the 1940 Act.

Section 17 of the 1940 Act generally limits certain affiliated and joint transactions between an investment company and certain affiliated persons of the investment company, its principal underwriter or affiliated persons of such persons or underwriter. Section 17 also sets forth standards for custody arrangements for an investment company’s securities as well as requirements for fidelity bonding, liability limitations for directors, officers and investment advisers and a code of ethics for such investment company.

Section 17(a) of the 1940 Act, among other things, generally prohibits certain entities affiliated with an investment company, acting as principal, from knowingly selling any security or other property to the investment company or knowingly purchasing a security or other property from the investment company. Among the entities precluded from dealing as principal with an investment company under Section 17(a) are: (1) any affiliated person of the investment company and (2) any affiliated person of an affiliated person of the investment company.

Section 17(d) of the 1940 Act and Rule 17d-1 promulgated thereunder, in the absence of an exemption granted by the Commission, preclude any affiliated person or principal underwriter of an investment company, or any affiliated persons of such a person or principal underwriter, acting as principal, from effecting any transaction in connection with any joint enterprise or other joint arrangement in which the company is a participant.

Section 17(f) of the 1940 Act requires each investment company to place and maintain its securities only in the custody of certain qualified custodians. Rule 17f-2 promulgated under Section 17(f) allows an investment company to act as self-custodian, subject to certain requirements.

Section 17(g) of the 1940 Act requires that certain officers or employees of an investment company who have access to such company’s securities or funds be bonded by a reputable fidelity insurance company against larceny and embezzlement in amounts as prescribed in Rule 17g-1 promulgated thereunder. Rule 17g-1 requires that a majority of directors who are not interested persons take certain actions and give certain approvals relating to fidelity bonding. Paragraph (g) of Rule 17g-1 sets forth certain materials relating to the fidelity bond that must be filed with the Commission and certain notices relating to the fidelity bond that must be given to each member of the investment company’s board of directors. Paragraph (h) of Rule 17g-1 provides that an investment company must designate one of its officers to make the filings and give the notices required by paragraph (g). Paragraph (j) of Rule 17g-1 exempts a joint insured bond provided and maintained by an investment company and one or more other parties from the prohibitions on joint transactions contained in Section 17(d) of the 1940 Act. Rule 17g-1(j)(3) requires that the board of directors of an investment company satisfy the fund governance standards defined by Rule 0-1(a)(7).

Section 17(j) of the 1940 Act and paragraph (b) of Rule 17j-1 promulgated thereunder, make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company. Rule 17j-1 also requires that every registered investment company adopt a written code of ethics and that every “access person” of a registered investment company report personal securities transactions.

Section 30 of the 1940 Act sets forth the periodic financial reporting requirements for an investment company to its shareholders and the Commission; and key shareholders, directors, officers, the investment adviser and affiliated persons of the investment adviser to the investment company and the Commission,

Sections 36 through 53 of the 1940 Act deal generally with the Commission’s rule-making, investigation and enforcement powers under the 1940 Act and the Rules and Regulations.

DISCUSSION

The Applicants intend to organize and operate the Funds as “employees’ securities companies” within the meaning of Section 2(a)(13) of the 1940 Act, and the Applicants believe that it would be in the best interests of the Funds and their Fund Investors, and consistent with the policies and purposes of the 1940 Act, to exempt the Applicants from most of the provisions of the 1940 Act and the Rules and Regulations. The Applicants believe such exemption to be appropriate in the public interest and consistent with the protection of shareholders and investors. The Applicants seek relief under Sections 6(b) and 6(e) of the 1940 Act from all provisions of the 1940 Act except Section 9, Sections 36 through 53, and the Rules and Regulations thereunder. With respect to Sections 17 and 30 of the 1940 Act, and the Rules and Regulations thereunder, and Rule 38a-1 under the 1940 Act the exemption is limited as set forth in the application. The Applicants believe that the requested relief meets the standards of Section 6(b).

The relief sought is substantially similar to the relief granted by the Commission to a law firm’s employees’ securities company in Silas Partners I, LLC, Docket No. 813-264 Release Nos. IC-27770 (March 27, 2007) [notice] and IC-27782 (April 24, 2007) [order], G&H Investments, LLC, Docket No. 813-272 Release Nos. IC-25799 (November 8, 2002) [notice] and IC-25843 (December 4, 2002) [order], Evergreen Ventures, LLC, Docket No. 813-296, Release Nos. IC-25886 (January 16, 2003) [notice] and IC-25926 (February 5, 2003) [order], and WS Investment Company, L.L.C., Docket No. 813-252, Release Nos. IC-25146 (Aug. 29, 2001) [notice] and IC-25173 (Sep. 25, 2001) [order]. The relief sought also is similar to the relief granted in Project Capital 1995, LLC, Docket No. 813-164, Release Nos. IC-22650 (Apr. 30, 1997) [notice] and IC-22688 (May 28, 1997) [order]; RGIP, LLC and Ropes & Gray, Docket No. 813-160, Release Nos. IC-23053 (Mar. 2, 1998) [notice] and IC-23092 (Mar. 30, 1998) [order]; and Hambrecht & Quist Employee Venture Fund L.P., Docket No. 813-176, Release Nos. IC-23396 (Aug. 21, 1998) [notice] and IC-23438 (Sept. 16, 1998) [order].

Section 17(a)

Applicants request an exemption from the provisions of Section 17(a) to the extent necessary to permit a Fund to:

(1)	purchase, from the Firm or any affiliated person thereof, securities or interests in properties previously acquired for the account of the Firm or any affiliated person thereof;

(2)	sell, to the Firm or any affiliated person thereof, securities or interests in properties previously acquired by the Funds;

(3)	invest in companies, partnerships or other investment vehicles offered, sponsored or managed by the Firm or any affiliated person thereof (or any affiliated person of such an affiliated person)

(4)

invest in securities of issuers for which the Firm or any affiliated person thereof (or any affiliated person of such an affiliated person) has performed or will perform services and from which either may have received or will receive fees;

(5)

purchase interests in any company or other investment vehicle: (a) in which the Firm owns 5% or more of the voting securities; or (b) that otherwise is an affiliated person of the Fund (or an affiliated person of such an affiliated person) or the Firm (for example, the Applicants may require relief from Section 17(a) if a Fund sought to purchase a security and an affiliate of the Fund served as an officer or director of the issuer (or served as general partner or investment adviser in the case of a venture capital fund issuer)); and

(6)

participate as a selling security-holder in a public offering in which the Firm or any affiliated person thereof (or any affiliated person of such an affiliated person) acts as or represents a member of the selling group.

The Applicants submit that the exemptions sought from Section 17(a) are consistent with the purposes of the 1940 Act and the protection of investors. The Fund Investors will be informed in the Fund’s communications relating to a particular investment opportunity of the possible extent of the Fund’s dealings with the Firm or any affiliated person thereof (or any affiliated person of such affiliated person), and Eligible Investors, as financially sophisticated professionals and investors, will be able to evaluate the risks associated with those dealings. Moreover, the Applicants assert that a community of interest will exist among the Fund Investors and the Firm because the Funds will be operated as vehicles through which the Firm may reward and provide incentives for its Equity Shareholders and key employees. Applicants believe that this community of interest serves to reduce the risk of abuse in transactions involving a Fund and the Firm or any affiliated person thereof (or any affiliated person of such an affiliated person).

The Applicants also represent that they recognize that any transactions subject to Section 17(a) of the 1940 Act for which exemptive relief has not been requested would require specific approval by the Commission.

Section 17(d)

Applicants request an exemption from Section 17(d) and Rule 17d-1 thereunder to the extent necessary to permit a Fund to engage in transactions in which an affiliated person (or an affiliated person of such person) participates as a joint or a joint and several participant with such Fund. Applicants assert that compliance with Section 17(d) would, in many instances, force a Fund to refrain from making an attractive investment simply because an affiliated person of the Fund, or an affiliated person of an affiliated person, has made or is contemplating making the same investment. Applicants are seeking an exemption from Section 17(d) to permit a Fund to make an investment in an entity in which a Fund or the Firm, any affiliated person of the Fund or the Firm, or an affiliated person of such an affiliated person is a participant or plans concurrently or otherwise directly or indirectly to become a participant.

Joint transactions in which a Fund could participate might include the following:

(1)

an investment by one or more Funds in a security: (a) in which the Firm or an affiliated person thereof (including Equity Shareholders of the Firm), or another Fund is a participant or plans to become a participant; or (b) with respect to which the Firm or any affiliated person thereof is entitled to receive fees of any kind, including, but not limited to legal fees, consulting fees, placement fees, investment banking fees or brokerage commissions, or other economic benefits or interests;

(2)	an investment by one or more Funds in an investment vehicle sponsored, offered or managed by the Firm or any affiliated person thereof; and

(3)

an investment by one or more Funds in a security in which an affiliated person of the Fund, or an affiliated person of such a person, is a participant or plans to become a participant, including situations in which that person has a partnership or other interest in, or compensation arrangement with, the issuer, sponsor or offeror of the security.

Applicants submit that the relief sought from Section 17(d) is consistent with the Section 17 objective of preventing an affiliated person of a registered investment company from injuring the interests of the company’s shareholders by causing the company to participate in a joint endeavor on a basis different from, and less advantageous than, that of an unrelated party. As noted above, Applicants believe that the Eligible Investors will have sufficient knowledge, educational training, sophistication and experience in legal and business matters to be capable of evaluating the risks of an investment in a Fund. In addition, Applicants note that, in light of the Firm’s purpose of establishing the Funds so as to reward Eligible Investors and to attract highly qualified personnel to the Firm, the possibility is minimal that an affiliated party investor will enter into a transaction with a Fund structured to provide such person with an unfair advantage over the Fund.

Applicants suggest that compliance with Section 17(d) would cause the Funds to forego investment opportunities simply because a Fund Investor, the Firm or other affiliated persons of the Fund also had made or is contemplating making a similar investment. In addition, because attractive investment opportunities of the types considered by the Funds often require that each participant make available funds in an amount that may be substantially greater than that available to the investor alone, there may be certain attractive opportunities of which a Fund may be unable to take advantage except as a co-participant with other persons, including affiliates. The flexibility to structure co- and joint investments in the manner described above will not involve abuses of the type Section 17(d) and Rule 17d-1 were designed to prevent.

The Funds may be given the opportunity to co-invest with entities to which the Firm provides, or has provided services, and from which it may have received or will receive fees, but which are not affiliated persons of the Fund or the Firm or affiliated persons of such affiliated persons. The Applicants believe that such entities should not be treated as “Co-Investors” for purposes of Proposed Condition Number 4. When such entities permit others to co-invest with them, it is common for the transaction to be structured such that all investors have the opportunity to dispose of their investment at the same time. Nevertheless, it is important to the Firm that the interests of its clients take priority over the interests of the Funds and that the activities of its clients not be burdened by activities of the Funds. If Proposed Condition Number 4 were to apply to the Funds’ investments in these situations, the effect of such a requirement would be to indirectly burden the Firm’s clients with the requirements of Proposed Condition Number 4. In addition, the relationship of a Fund to a client of the Firm that is not an affiliated person of the Firm or the Fund is fundamentally different from such Fund’s relationship to the Firm and its affiliated persons. The focus of, and the rationale for, the protections contained in the requested relief are to protect the Funds from overreaching by the Firm and its affiliated persons, whereas overreaching is less likely to be a significant concern with respect to the Funds vis-à-vis unaffiliated persons of the Firm or the Fund who are clients of the Firm.

Applicants acknowledge that any transactions subject to Section 17(d) of the 1940 Act for which an order has not been requested would require specific approval by the Commission.

Section 17(f)

Applicants request exemption from the requirements, contained in Section 17(f) and in Rule 17f-2 promulgated thereunder, to permit the following exceptions from the requirements of Rule 17f-2:

(1)	compliance with paragraph (b) of the Rule may be achieved through safekeeping in the locked files of the Firm or of an Equity Shareholder;

(2)

for purposes of paragraph (d) of the Rule: (a) employees of the Firm will be deemed employees of the Funds; (b) officers and directors of a Manager and the Investment Committee will be deemed to be officers of such Fund; and (c) the Board of Directors of the Manager of a Fund will be deemed to be the board of directors of such Fund; and

(3)	instead of the verification procedure under paragraph (f) of the Rule, verification will be effected quarterly by two employees of the Firm.

Applicants expect that certain of the Funds’ investments will be evidenced by partnership agreements or similar documents, rather than by negotiable certificates which could be misappropriated.

The securities held by the Funds are most suitably kept in the Firm’s files, where they can be referred to as necessary.

Section 17(g)

Applicants request exemption from the requirement, contained in Rule 17g-1 promulgated under Section 17(g), that a majority of the “directors” of the Funds who are not “interested persons” of the respective Funds (as defined in the 1940 Act) take certain actions and make certain approvals concerning bonding and request instead that such actions and approvals be taken by the officers and directors of the Manager, regardless of whether they are deemed to be an interested person of the Funds. The Manager will be an interested person of the Funds. Applicants submit that relieving them from the requirement under Rule 17g-1 that certain matters be acted upon by “directors” who are not “interested persons” is entirely consistent with relieving them of their obligation under Section 10(a) to have a Manager that is not an “interested persons.” The Funds will comply with all other requirements of Rule 17g-1, except that the Funds request an exemption from the requirements of Rule 17g-1(g) and (h) relating to the filing of copies of fidelity bonds and related information with the Commission and relating to the provisions of notices to the board of directors, and an exemption from the requirements of Rule 17g-1(j)(3) that the Funds have a majority of disinterested directors, that those disinterested directors select and nominate any other disinterested directors of the Funds, and that any legal counsel for those disinterested directors be independent legal counsel.

Applicants believe that the filing requirements are burdensome and unnecessary as applied to the Funds. The Manager will maintain the materials otherwise required to be filed with the Commission by Rule 17g-1(g) and agrees that all such material will be subject to examination by the Commission and its staff. The Manager will designate a person to maintain the records otherwise required to be filed with the Commission under paragraph (g) of the Rule. Applicants submit that no purpose would be served in complying with the requirements of the Rule related to filing information with the Commission. While filing information related to fidelity bonds may serve to protect public investors, as an employees’ securities company, the Funds will not have public investors. Exempting the Funds from these provisions does not diminish investor protections, as Eligible Employees will still receive the protections offered by the Funds’ compliance with the other provisions of Rule 17g-1. Moreover, the Funds will not be making other filings with the Commission, such as those related to a registration statement, and no purpose would be served by establishing filing requirements solely for Rule 17g-1.

In addition, Applicants maintain that the notices otherwise required to be given to each member of the board of directors of an investment company by paragraph (g) of Rule 17g-1 would be unnecessary as the Funds will not have boards of directors. The Manager of the Funds is the functional equivalent of the board of directors of an investment company. As stated above, the Manager appoints the person responsible for maintaining, and has access to, all the information that would otherwise be filed with the Commission under paragraph (g) of the Rule. The information that would otherwise be filed with the Commission under paragraph (g) of the Rule includes the full scope of the information for which notices would otherwise be given to the board of directors under the Rule. It therefore would be unnecessary to give notices to the Manager regarding this information.

For the same reasons, Applicants believe that the requirements relating to disinterested directors and their counsel in Rule 17g-1(j)(3) are burdensome and unnecessary as applied to the Funds. As discussed above, the Funds will have no boards of directors, and it therefore is not feasible to require approval of joint fidelity bonds by disinterested directors of the Funds. Moreover, in light of the purpose of the Funds and the community of interest among the Funds and between the Funds and the Manager, Applicants believe that little purpose would be served by this requirement even if it were feasible. The Funds will comply with all the other requirements of Rule 17g-1.

Section 17(j)

Applicants request exemptions from the requirement, contained in Section 17(j) and Rule 17j-1 promulgated thereunder, that every registered investment company adopt a written code of ethics and every “access person” of such registered investment company report to the investment company with respect to transactions in any security in which such access person has, or by reason of the transaction acquires, any direct or indirect beneficial ownership in the security. Applicants request an exemption from the requirements of Rule 17j-1, with the exception of Rule 17j-1(b), because they are burdensome and unnecessary and because the exemption is consistent with the policy of the 1940 Act. Requiring the Funds to adopt a written code of ethics and requiring access persons to report each of their securities transactions would be time-consuming and expensive and would serve little purpose in light of, among other things, the community of interests among the Fund Investors by virtue of their common association with the Firm. Accordingly, the requested exemption is consistent with the purposes of the 1940 Act because the dangers against which Section 17(j) and Rule 17j-1 are intended to guard are not present in the case of the Funds.

Sections 30(a), 30(b) and 30(e)

Applicants request exemption from the requirements, contained in Sections 30(a), 30(b), 30(e), and the Rules and Regulations promulgated thereunder, that registered investment companies file with the Commission and mail to their shareholders certain periodic reports and financial statements. The forms prescribed by the Commission for periodic reports have little relevance to the Funds and would entail administrative and legal costs that outweigh any benefit to the Fund Investors.

Exemptive relief is requested to the extent necessary to permit each Fund to report annually to its Fund Investors in the manner prescribed for the Fund by its Fund Agreement. The Investment Fund Agreement provides that, after the close of each fiscal year of the Investment Fund, the Manager shall distribute to each Fund Investor such information as the Manager may deem appropriate in its discretion, and such other financial information as may be reasonably requested by the Fund Investors. The Investment Fund Agreement requires the Investment Fund to maintain a file containing any financial statements and other information received from the issuers of investments held by the Investment Fund and to make such file available for inspection by its Fund Investor. In addition, within 90 days after the end of each fiscal year of the Investment Fund or as soon as practicable thereafter, the Investment Fund is required to transmit to each Fund Investor a report indicating his share of the income or losses of the Investment Fund for federal income tax purposes for the fiscal year most recently ended.

Section 30(h)

Applicants request exemption from Section 30(h) to the extent necessary to exempt the executive officers and directors of the Manager and the Committee Members and any other persons who may be deemed to be members of an advisory board of a Fund from filing Forms 3, 4 and 5 under Section 16 of the Exchange Act with respect to their ownership of Interests in the Funds. There is no trading market for Interests, and transferability of Interests is severely restricted. In view of the foregoing, the purposes underlying Section 16 would not be served by requiring the filing of Forms 3, 4 and 5. Such filings are unnecessary for the protection of investors and would be burdensome to those who would be required to file them.

Sections 36 through 53 and Rule 38a-1

Sections 36 through 53 of the 1940 Act deal generally with, among other matters, the Commission’s rulemaking, investigation, and enforcement powers under the 1940 Act and the Rules and Regulations promulgated thereunder. Rule 38a-1 requires investment companies to adopt, implement, and periodically review written policies and procedures reasonably designed to prevent violation of federal securities laws, appoint a chief compliance officer and maintain certain records.

The Funds will comply with Rule 38a-1(a), (c) and (d), except that (i) the Manager of each Fund will fulfill the responsibilities assigned to the Fund’s board of directors under the Rule, and (ii) since the Manager would be considered an interested person of the Funds, approval by a majority of disinterested directors required by Rule 38a-1 will not be obtained.

Proposed Conditions

The Applicants agree that any order granting the requested relief will be subject to the following conditions:

Fund Operations

1. Each proposed transaction to which a Fund is a party otherwise prohibited by Section 17(a) or Section 17(d) and Rule 17d-1 (each a “Section 17 Transaction”) will be effected only if the Manager and the Investment Committee determine that: (a) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Fund Investors of the participating Fund and do not involve overreaching of the Fund or its Fund Investors on the part of any person concerned; and (b) the Section 17 Transaction is consistent with the interests of the Fund Investors of the participating Fund, the Fund’s organizational documents and the Fund’s reports to its Fund Investors.

In addition, the Manager will record and preserve a description of such Section 17 Transactions, its findings, the information or materials upon which its findings are based and the basis therefor. All such records will be maintained for the life of a Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff. All such records will be maintained in an easily accessible place for at least the first two years.

2. If purchases or sales are made by a Fund from or to an entity affiliated with the Fund by reason of an Equity Shareholder or employee of the Winstead Group (a) serving as an officer, director, general partner or investment advisor of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in the Fund’s determination of whether or not to make such investment.

3. The Manager will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for the Funds, or any affiliated person of such a person, promoter, or principal underwriter.

4. The Manager will not make on behalf of a Fund any investment in which a Co-Investor, as defined below, has or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which the Fund and the Co-Investor are participants, unless any such Co-Investor, prior to disposing of all or part of its investment: (a) gives the Manager sufficient, but not less than one day’s, notice of its intent to dispose of its investment, and (b) refrains from disposing of its investment unless the participating Fund holding such investment has the opportunity to dispose of its investment prior to or concurrently with, on the same terms as, and on a pro rata basis with the Co-Investor. The term “Co-Investor” with respect to any Fund means any person who is: (a) an “affiliated person” (as defined in Section 2(a)(3) of the 1940 Act) of the Fund; (b) the Winstead Group; (c) an Equity Shareholder, attorney, or other employee of the Winstead Group; (d) an investment vehicle offered, sponsored, or managed by the Firm or an affiliated person of the Firm; or (e) an entity in which a Winstead Entity acts as a general partner, or has a similar capacity to control the sale or disposition of the entity’s securities.

The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a “parent”) of which the Co-Investor is a direct or indirect wholly-owned subsidiary, or to a direct or indirect wholly-owned subsidiary of its parent; (b) to Immediate Family Members of the Co-Investor or a trust established for any such Immediate Family Member; (c) when the investment is comprised of securities that are listed on a national securities exchange registered under Section 6 of the Exchange Act; or (d) when the investment is comprised of securities that are national market system securities pursuant to Section 11A(a)(2) of the Exchange Act and Rule 11Aa2-1 thereunder.

5. The Manager of each Fund will send to each person who was a Fund Investor in such Fund at any time during the fiscal year then ended, such financial information as the Manager may deem appropriate to adequately inform the Fund Investors. Such financial information may be unaudited. In addition, within 90 days after the end of each fiscal year of each Fund, the Manager of the Fund shall send a report to each person who was a Fund Investor at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Fund Investor of his or her federal and state income tax returns and a report of the investment activities of such Fund during such year.

6. Each Fund and the Manager will maintain and preserve, for the life of each Fund and at least two years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the financial statements and annual reports of such Fund to be provided to its Fund Investors, and agree that all such records will be subject to examination by the Commission and its staff. All such records will be maintained in an easily accessible place for at least the first two years.

REQUEST FOR RELIEF

For the foregoing reasons, the Applicants request that the Commission enter an order pursuant to Sections 6(b) and 6(e) of the 1940 Act exempting the Applicants from all provisions of the 1940 Act except Section 9, Sections 36 through 53, and the Rules and Regulations thereunder. With respect to Sections 17 and 30 of the 1940 Act, and the Rules and Regulations thereunder, and Rule 38a-1 under the 1940 Act the exemption is limited as set forth in the application.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant states that all actions necessary to authorize the execution and filing of this Application in its name and on its behalf have been taken. Each Applicant states that the undersigned has been fully authorized to sign and file this Application and any amendments thereto as are deemed appropriate.

The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibit A.

Pursuant to Rule 0-2(f), the Applicants hereby state that the address of the Applicants is 5400 Renaissance Tower, 1201 Elm Street, Dallas, Texas 75270-2199 and further state that all communications or questions concerning this Application should be directed to:

Winstead PC 5400 Renaissance Tower 1201 Elm Street Dallas, Texas 75270-2199 214-745-5400 Attn: Chief Operating Officer

and

Winstead PC 24 Waterway Avenue, Suite 500 The Woodlands, Texas 77380 281-681-5900 Attn: R. Clyde Parker, Jr.

Pursuant to Rule 0-2(g), a draft Notice of Application is attached as Exhibit B. It is desired that the Commission issue an order pursuant to Rule 0-5 without holding a hearing.

WHEREFORE, the Applicants request that the Commission enter an order pursuant to Sections 6(b) and 6(e) of the 1940 Act exempting each Applicant from all provisions of the 1940 Act except Section 9, Sections 36 through 53 and the Rules and Regulations thereunder, and with respect to Sections 17 and 30 of the 1940 Act and the Rules and Regulations thereunder, and Rule 38a-1 under the 1940 Act, exempting each Applicant limited as set forth in this application, on the terms and conditions of this application.

WINSTEAD PC

By:	/s/ Denis C. Braham
Denis C. Braham President

WINCO INVESTMENT PARTNERSHIP 2008 L.P.

By:	WINCO ASSET SERVICES, INC.,
Its Sole General Partner

By:	/s/ Thomas R. Helfand
Thomas R. Helfand President

Dated: September 21, 2009

EXHIBIT INDEX

A.	Verifications Required By Rule 0-2(d)

B.	Draft Notice of Application